PICKLEBALL SUPERSTORE, INC.

ANNUAL REPORT

FOR

FISCAL YEAR ENDING DECEMBER 31, 2024

14662 Franklin Ave., Suite F
Tustin, California, 92780

www.pickleballsuperstore.com

April 29, 2025

FORM C-AR

PICKLEBALL SUPERSTORE, INC.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Pickleball Superstore, Inc., a California corporation (the "Company," "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission (the "SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (17 CFR §227.100 et seq.), which requires that it must file a report with the SEC annually and post the report on its website at www.pickleballsuperstore.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (17 CFR §227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than three hundred (300) holders of record, 3) filing annual reports for three (3) years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, and 50 the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward-Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect the Company's actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.


SUMMARY


Overview

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Pickleball Superstore, Inc. (the "Company") is a California corporation, formed on February 1, 2022.

The Company's street address is 14662 Franklin Ave., Suite F, Tustin, California, 92780..

The Company's website is www.pickleballsuperstore.com. The information available on or through our website is not a part of this Form C-AR. In making an investment with respect to our Securities, you should only consider the information in this Form C-AR and any offering documents relating to the Company's securities.

The Business

Pickleball Superstore, Inc. is an ecommerce brand focused on marketing and selling pickleball paddles, balls, shoes, bags, grips and more. The Company sources all their products directly from over twenty (20) vendors and stores that inventory in their operated warehouse in Tustin, California, where they pick, pack and ship all customer orders.


RISK FACTORS


Investing in the Company's securities involves risk. In evaluating us and an investment in our securities, careful consideration should be given to the following risk factors, in addition to the other information included in this Form C-AR. Each of these risk factors could materially adversely affect our business, operating results, or financial condition, as well as adversely affect the value of an investment in our securities. The following is a summary of the risk factors that we currently believe make an investment in our securities speculative or substantially risky. We are still subject to all of the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as cybersecurity). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Our business is difficult to evaluate because we have a limited operating history. As the Company only has a little over two years of operating history, a limited number of assets, and is dependent on investors and loans, our business and prospects are difficult to evaluate. Because of our limited operating history and the business challenges we may face, there is a risk that we will be unable to continue operations.

Market conditions may adversely affect the Company. The demand for sporting goods products can be highly cyclical and affected by a variety of factors beyond our control, such as changes in consumer spending habits, tariffs, economic downturns, or fluctuations in commodity prices. Moreover, many consumers of sporting goods equipment do not view the acquisition of sporting goods equipment as an essential need. Thus, in an economic downturn or in difficult situations consumers of sporting goods may reduce such purchases and negatively affect our business, prospects, financial condition and results of operations.

The Company is subject to regulatory risks. The sporting goods industry is subject to various regulations at the local, state, and federal levels. Non-compliance with these regulations could result in fines, legal liability, and reputational damage.

The Company would be adversely affected by supply chain breakdowns. The availability and cost of raw materials, manufacturing equipment, tariffs, and transportation can be affected by a range of factors, such as weather events, natural disasters, labor disputes, or geopolitical instability. Many of these factors are difficult to predict and may be beyond our control. These potential events, breakdowns or disruptions may adversely affect our business, financial condition and results or operations.

Intellectual property risks. Pickleball Superstore is reliant upon intellectual property to sell and transport its products, therefore it is subject to the risk of infringement claims or other legal disputes related to intellectual property rights, such as trademarks or patents. Defending our intellectual property rights might entail significant expense. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property, and any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

Cybersecurity risks. As a business that operates online, Pickleball Superstore may be vulnerable to cybersecurity threats, such as hacking, data breaches, or other forms of cybercrime. If we are affected by such an incident, we may incur substantial costs and suffer other negative consequences, such as remediation costs, repairs of system damage and incentives to customers and business partners in an effort to maintain relationships after an attack.

Product liability risks. As a retailer of sporting goods products, Pickleball Superstore may be exposed to product liability risks, such as defects or design flaws that could result in injury or harm to consumers.

Dependence on key suppliers or partners. Pickleball Superstore depends on key suppliers and partners to provide goods and services. If Pickleball Superstore cannot maintain its relationships with key suppliers or partners it could disrupt its operations or harm the Company's business.

Dependence on current management. The success of Pickleball Superstore is also dependent on the experience and expertise of its management. The loss of key personnel and other members of management could disrupt the Company's operations and harm its business. Current management has extensive familiarity with pickleball, and given its recent rise in popularity it might be difficult to replace the management team with persons of equivalent knowledge and experience.

Economic risks may negatively affect the Company. Economic conditions can impact consumer spending and purchasing habits, which could impact Pickleball Superstore's sales and profitability. Many participants and casual fans may view pickleball as a luxury and may cut back on expenditures on pickleball equipment in difficult economic times. Any such spending reductions may adversely affect the Company's prospects, business, financial condition and results of operations.

Competition may negatively affect the Company. The sporting goods industry is highly competitive, and Pickleball Superstore may face competition from established entities with more resources and brand recognition.

Several pickleball specific ecommerce brands have emerged, joining a handful of incumbent brands which have been in business for many years. Market share for the majority of the pickleball ecommerce sales is dominated by 3 or 4 main competitors, with one brand holding the top position by a large margin, based on sales, reach and brand recognition.

Amazon, Dick's Sporting Goods and other similar online e-tailers market and sell pickleball gear such as paddles, balls, shoes, grips, etc. Although, these platforms are not known specifically for pickleball gear, they engage large audiences of consumers and efficient operational processes.

As the pickleball industry matures, more ecommerce brands are likely to enter the space with their online stores. There are barriers to entry related to vendor relationships, minimum order quantities and having enough capital to properly build inventory positions and execute effective sales / marketing campaigns.

In addition to the pickleball specific ecommerce reseller stores like Pickleball Superstore, focused on marketing and selling pickleball gear, individual brands are also considered competition. Paddle brands operate with higher margins than ecommerce resellers and many paddle brands offer "Ambassador Programs" which engage customers directly. These paddle brands offer additional incentives and promotions which are unknown to or not available to resellers like Pickleball Superstore.

These companies may have numerous competitive advantages, including but not limited to:

- Significantly greater name recognition
- Established distribution networks and existing customers
- Additional lines of products with larger purchasing power enabling them to enjoy higher margins and priority relationships with vendors
- Greater financial and human resources for sales and marketing.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the Company's management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective purchaser of the Company's securities is encouraged to carefully analyze the risks and merits of an investment in the securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

THE COMPANY AND ITS BUSINESS

The Company

Pickleball Superstore, Inc. is an ecommerce brand focused on marketing and selling pickleball paddles, balls, shoes, bags, grips and more. The Company sources all their products directly from over 20 vendors and stores that inventory in their operated warehouse in Tustin, CA where they pick, pack and ship all customer orders.

The Company was founded on February 1, 2022, by Pat Rolfes, Ted Angelo and Steve Raack. The three founders executed their launch strategies throughout 2022 and 2024, which consisted of:

- Raising initial launch capital
- Building the company's website
- Integrating strategic technologies platforms related to email / SMS marketing and customer loyalty
- Setting up warehouse operations
- Establishing vendor relationships
- Ordering and receiving initial inventory positions
- Creating Customer Care standards and guidelines
- Establishing operational systems and processes
- Executing digital marketing campaigns
- Building strong strategic alliances
- Establishing, executing and closing a Regulation CF Offering
- Implementing and executing a robust SuperAffiliate Program
- Implementing and executing a robust Virtual Pro Shop Program
- Implementing and executing a robust Bag Tag Program

Several of these innovative and strategic programs were launched in late 2023 and continued into 2024. These strategies began with their first Regulation CF financing offer which closed on November 21, 2023 and raised $246,950. The proceeds of the Regulation CF campaign are being used to increase specific inventory positions, execute marketing programs, launch a "Powered by Pickleball Superstore" virtual pro-shop framework and launch an innovative SuperAffiliate engagement program. All of these initiatives are currently implemented and active.

The Company has launched a second Reg CF Offering, however no investment funds have been closed to date. The Reg CF Offering is still open and available.

Market

Pickleball is the fastest growing sport in the United States for the past several years. Pickleball is a court sport played on a badminton-sized court with the net set to a height of 34 inches at the center. It is played with a perforated plastic ball and composite or wooden paddles about twice the size of ping-pong paddles. It can be played indoors or outdoors and is easy for beginners to learn, but can develop into a fast-paced, competitive game for experienced players. In addition, the game has developed a passionate following due to its friendly, social nature, and its multi-generational appeal.

Pickleball can be played as singles or doubles. New players can learn the basic rules quickly in a single session. No special apparel is needed - just something comfortable and appropriate for a court sport. Equipment is inexpensive and easily portable. The game can be played by all ages and is particularly popular in school physical education programs and in adult living communities.

There is not an official organization which publishes metrics for the industry and many players enjoy the sport at local parks or even in front of their homes. To help provide insights into the industry, here are a few data sources to consider.

Pickleball: By the Numbers[1]

Pickleball has experienced explosive growth in recent years, becoming America's fastest-growing sport. Participation has surged, with an estimated 13.6 million players in 2023, a 65% increase from the previous year. This growth is attributed to its accessibility, simple rules, and social nature, making it appealing to a wide range of ages and skill levels.

For the third year in a row, pickleball is the fastest- growing sport in America, according to SFIA's Topline Participation Report. Pickleball has grown 51.8% from 2022 to 2023, and an incredible 223.5% in three years, with every single age group seeing increased participation. While many have associated the sport with a higher age participation, the age group with the most participants, 2.3 million people, is actually the 25–34 age range. The sport added over 1 million children under the age of 18 from 2022 to 2023. This cross-generational appeal highlights pickleball's versatility and its ability to bring together diverse groups of people. The significant increase in youth participation also suggests a promising future for the sport as young players grow and continue to engage with pickleball.

Every region in the United States in 2023 saw increased pickleball participation, with the South Atlantic region leading the way with 2.8 million pickleball players, a 50% increase compared to 2022. Given the remarkable growth trend we are seeing, this underscores the need to apply facility data alongside detailed participation data to ensure the industry is doing what it can to keep up with the unprecedented demand of the sport.

"The remarkable growth in pickleball participation highlights the sport's widespread appeal and the enthusiasm it generates across all age groups," states Alex Kerman, Senior Director of Research & Business Operations, SFIA. "The 2024 State of Pickleball Report showcases this surge in participation and the cross-generational excitement for the sport. As we continue to support this rapid expansion, our priority is to ensure that pickleball remains accessible and enjoyable for everyone, fostering a thriving community of players."

Although the average number of days CORE pickleball players participated decreased from 40 days in 2022 to 31 days in 2023, this drop is largely due to the influx of new CORE players, which demonstrates pickleball's growing appeal. This indicates a healthy, expanding sport with increasing levels of engagement, which paves the way for continued success in the future and is a positive sign.

To keep up with the explosive demand of pickleball, there is still work to be done in terms of funding for infrastructure.

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[1] https://sfia.org/resources/as-pickleball-continues-unprecedented-growth-in-every-age-group-and-region-for-third-straight-year-significant-investments-still-needed-for-court-and-facility-demand/

"Now in our second year of this report, we can see the pickleball industry has responded to the court shortage challenge by adding infrastructure, with dedicated pickleball facilities growing 55% year-over-year," states Brandon Mackie, Co-founder and COO, Pickleheads. "Still, there remains a long road of investment ahead with $855 million needed to construct courts over the next 5-7 years."

While every region in the U.S. added pickleball courts in 2024, the Mountain, West North Central, and the East South-Central regions all declined in their dedicated courts per 1,000 participants metric, as new courts added were not enough to offset the drastic growth in pickleball participation in these regions.

The 2024 report revealed that many of America's largest metropolitan cities are catching up with last year's laggards of New York, Los Angeles, and Chicago, as they all have doubled their dedicated courts per 10,000 people. There is still a long way to go as these three major markets are on average 92% below national averages for dedicated court density.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

DIRECTORS, OFFICERS AND EMPLOYEES OF THE COMPANY

Directors and Officers of the Company

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Age	Position
Steve Raack	53	Chief Executive Officer, Secretary and Member of Board of Directors

Mr. Raack has nearly 30 years of business experience within multiple industries. He has been an executive in multi-billion-dollar, global brands and has scaled start-ups from ideas to profitable companies.

Pickleball Superstore, Inc.
As the CEO of Pickleball Superstore, Mr. Raack has led the development of the strategies and execution frameworks to scale the brand in alignment with the Board of Directors. Currently, Mr. Raack leads all aspects of Pickleball Superstore including strategy, sales, marketing, technology, legal, finance, purchasing and warehouse operations.

Gigfiliate, Inc.

Mr. Raack is the CEO of Gigfiliate, an innovative Software as a Service (SaaS) technology platform which powers next generation affiliate marketing programs. With its proprietary suite of APIs, the Gigfiliate technology integrates with industry leading eCommerce platforms such as Shopify, WooCommerce and Magento. Gigfiliate's client base includes skincare, nutrition, CBD, homewares along with other industry brands and is operating currently in several countries around the world. Gigfiliate is currently integrated with Pickleball Superstore.

Strat-Ops Consulting, LLC

Mr. Raack has led the operations of Strat-Ops Consulting, LLC since 2008. A boutique consulting agency focused on start-ups and mid-sized direct to consumer brands, Strat-Ops Consulting has worked with many clients globally with an emphasis in skincare, nutrition and consumer product sectors. Strat-Ops Consulting provides strategy, operations and affiliate compensation plan consulting through fractional CEO, fractional COO, business advisory and strategic project execution services for its clients.

Additional Executive / Work Experience

Mr. Raack has worked with industry leading brands such as Beautycounter (Chief Operating Officer), Vitalibis (Chief Executive Officer), Arbonne International (Strategy & Business Operations Executive), Herbalife (Global Operations Executive), Sony Pictures Entertainment (Strategy & Planning), EDS Consulting, Andersen Consulting (Accenture) and NASA. Mr. Raack has also served on a few Advisory and Business Boards with for-profit and non-profit organizations.

Name	Age	Position
Patrick Rolfes	59	Chairman of the Board of Directors, Treasurer

Co-Owner of The HUB Pickleball

Mr. Rolfes' responsibilities include: land acquisition, entitlements, development and management of The HUB, the largest Pickleball facility in San Diego County, CA, as well as the indoor largest pickleball facility in San Jose, CA and an indoor / outdoor facility in Alameda, CA. Currently building a HUB in Jacksonville, FL. These large-scale private clubs boast permanent pickleball courts, including grandstand courts, a restaurant/bar, pro-shop, and eight camera ready smart courts.

Co-Founder/principal in Newport Beach Pickleball Events LLC (NBPE)

NBPE contractually assists in the management of all pickleball operations and member services at The Tennis and Pickleball Club at Newport Beach. Additional company services include: member communication, organized play, member tournaments, outside event management, clinics, court reservations and 8-10 major amateur and professional (televised) tournaments per year.

Part owner of Major League Pickleball (MLP)

Mr. Rolfes owns a very small percentage of MLP.

Strategic Advisor for DUPR
An algorithm base, universal rating system and tournament platform system provider for pickleball. Mr. Rolfes has a percentage ownership position in the company.

Partner with USA Pickleball, the governing body of pickleball in the United States.
Although Mr. Rolfes holds no formal position with USA Pickleball (USAP), he is positioned in a leadership role. He has helped restructure USAP's qualifying tournaments for Nationals, The National Championship Series. He successfully negotiated, partnered, and purchased the rights for the USAP Newport Beach National Championships and West Regionals, two of the largest pickleball events in the world.

Co-Founder/principal of Pickleball Superstore (www.pickleballsuperstore.com)
A brick-and-mortar retail and distribution facility that is positioned to be one of the largest ecommerce pickleball sites.

Founder/Owner of AquaBrew, Inc. DBA: Cafejo
A leading Southern California manufacturing company for 34 years, where Mr. Rolfes developed and co-developed unique technology and earned 14 utility patents from the USPTO.

Name	Age	Position
Ted Angelo	55	Member of the Board of Directors

Mr. Angelo brings more than 25 years of experience as a licensed contractor, involved in all areas of architectural design including planning, production, and management of major products.

Co-Owner The HUB Pickleball Currently facilities in San Diego, San Jose and Alameda California.
The HUB Pickleball clubs are large member based pickleball clubs with full-service pro shops. Currently building a HUB in Jacksonville, FL.

Co-Founder of Pickleball Superstore (www.pickleballsuperstore.com)
A brick-and-mortar retail and distribution facility that is positioned to be one of the largest ecommerce pickleball sites.

Previous Co-Founder/Principal of The Shop at TTC (the pro shop at The Tennis and Pickleball Club at Newport Beach)
Serviced 1600+ members. Mr. Angelo was responsible for the tenant improvements, vendor relations, purchasing, merchandising, implementation of the POS system and general business affairs.

Mr. Angelo's experience includes the management of the conversion, construction and renovation of all 31 pickleball courts, including the Stadium and Grandstand Courts, at The Tennis and Pickleball Club at Newport Beach.

USA Pickleball Ambassador for the West Region since 2019.

Mr. Angelo filed for Chapter 7 bankruptcy in July 2013. The bankruptcy case was closed and discharged in November 2013.

Indemnification

Indemnification is authorized by the Company to director, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has no employees. The Company may hire or discharge employees in the future to meet its business objectives. Currently, the Company uses independent contractors.

CAPITALIZATION AND OWNERSHIP

Our Securities

The Company currently has only one class of securities issued and outstanding:

Name of Security	Common Stock
Number of Shares Outstanding	495,725
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	One vote per share, no preemption rights, no dividends
How these securities differ from the Shares being offered to investors	None

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of stock). Some of these additional classes of securities could have rights that are superior to those of the Company's outstanding shares. For example, the Company could create a new class of shares and give them preemption or anti-dilution provisions.

Offerings of Securities within the Last Three Years

The Company conducted a Regulation CF offering of up to 25,000 shares of its Common Stock at a purchase price of $10.00 per share, with Andes Capital Group, LLC serving as the intermediary. The offering commenced on July 26, 2023 and was closed on November 21, 2023, with the Company receiving total net offering proceeds in the amount of $246,950 from 161 investors.

The Company has launched a second Reg CF Offering, however no investment funds have been closed to date. The Reg CF Offering is still open and available.

Ownership of the Company

Each person named below owns 20% or more of the total voting power of the Company as of April 8, 2024:

Name of Holder	Number of Shares	% of Voting Power[2] (Prior to Offering)
Patrick Rolfes	130,000	26.2%
Ted Angelo	130,000	26.2%
Steve Raack	160,000	32.3%

FINANCIAL INFORMATION

In addition to the other financial information contained in this Form C-AR, please see the Company's statements for the 2024, 2023 and 2022 fiscal years attached hereto as Exhibit A.

Financial Summary

The Company maintains its accounting records on accrual basis in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

The financial statements of the Company for fiscal year 2022 and 2023 have been prepared in accordance with U.S. GAAP and presented in United States dollars. All adjustments which are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods have been made and are of a recurring nature unless otherwise disclosed therein.

Unsecured Notes Payable

During the year ended December 31, 2022, the Company entered into one financing arrangement. Clubhouse ATP, LLC loaned the Company $44,720.80 for operational expenses. This loan is unsecured and at 0.0% interest. Clubhouse ATP, LLC is managed by two of the Company's owners, Pat Rolfes and Ted Angelo. $9,033.95 of this unsecured loan was paid back in 2022, leaving a balance of $35,686.84 as of December 31, 2022. As of April 14, 2023, the loan was paid back in full.

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[2] Based on 495,725 common shares issued and outstanding as of April 28, 2025.

Revenue and Gross Profit

Revenue for the period ending December 31, 2022, was $401,134.89 and Gross Profit was $173,877.26. 2022 Revenue was for approximately 8 months of the year, starting with several months of minimal marketing spend to drive sales.

Revenue for the period ending December 31, 2023, was $937,792 and Gross Profit was $285,124. 2023 included several growth-related investments for strategic programs.

Revenue for the period ending December 31, 2024, was $1,100,230 and Gross Profit was $407,850. 2024 included investment in SEO, email marketing and digital ads.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses for the period ending December 31, 2022, were $110,318.81. The main contributors to this total were Rent at $39,243, Income Tax Provisions (Federal and State) at $23,964, Website Digital Ads at $20,428.24 and Software & Applications at $10,271.91.

Selling, General and Administrative Expenses for the period ending December 31, 2023, were $467,322. The main contributors to this total were Website Digital Ads at $203,582, Contract Labor at $78,545, Search Engine Optimization at $19,944, Rent at $42,585, Software and Website Applications at $32,694 and expenses related to our first Regulation CF offering at $37,536.

Selling, General and Administrative Expenses for the period ending December 31, 2024, were $690,582. The main contributors to this total were Website Digital Ads at $198,088, SEO at $95,534Contract Labor at $183,623, Rent at $45248, Software and Website Applications at $46,766 and expenses related to email marketing at $23,470.

Legal and Accounting Fees

Legal and Accounting Fees for the period ending December 31, 2022, were $3,957.50.

Legal and Accounting Fees for the period ending December 31, 2023, were $10,120.

Legal and Accounting Fees for the period ending December 31, 2024, were $9,001. The Company may realize an increase in Legal and Accounting Fees for 2025 due to business assistance along with increased services required for the Regulation CF compliance.

Inventory

Ending Inventory for the period ending December 31, 2022, was $180,202.95.

Ending Inventory for the period ending December 31, 2023, was $162,904.

Ending Inventory for the period ending December 31, 2023, was $93,764. The Company's highest inventory balance categories for 2022, 2023 and 2024 include pickleball paddles, balls, shoes and bags. Smaller balance inventory categories include grips, lead tape, hats, supplements, wristbands and other accessories. The Company conducts periodic physical inventory counting and uses a multi-match process for accurate inventory management:

- Purchase Order
- Packing List
- Invoice
- Payment

Summary Financial Information

	Most recent fiscal year- end (2024)	Prior fiscal year-end (2023)
Total Assets	$214,417.61	$471,092.08
Cash & Cash Equivalents	$112,839.32	$285,999.98
Accounts Receivable	$4,223.57	$15,889.99
Short-term Debt	$123,006.93	$82,534.00
Long-term Debt	$0	$0
Revenues/Sales	$1,100,230.53	$937,792.44
Cost of Goods Sold	$692,380.17	$604,849.05
Taxes Paid	$1,718.68	$26,782.68
Net Income	-$284,086.52	-$182,198.71

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten (10) percent or more of the outstanding voting equity securities of the Company, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not entered into any business transactions, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201(r)(1)-(4) of Regulation Crowdfunding during the last two completed fiscal years other than the following:

During the year ended December 31, 2022, the Company entered into one financing arrangement. Clubhouse ATP, LLC loaned the Company $44,720.80 for operational expenses. This loan is unsecured and at 0.0% interest. Clubhouse ATP, LLC is managed by two of the Company's owners, Pat Rolfes and Ted Angelo. $9,033.95 of this unsecured loan was paid back in 2022, leaving a balance of $35,686.84 as of December 31, 2022. As of April 14, 2023, this loan has been paid back in full.

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with Company, its operations or its security holders.

OTHER INFORMATION

Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements or other requirements of Regulation CF in the past.

No Bad Actor Disqualification Events

Neither the Company nor any individual identified by Section 227.503(a) of Regulation CF is subject to any Bad Actor disqualification events under any relevant applicable U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

PICKLEBALL SUPERSTORE, INC.

By: /s/Steve Raack_____
    Steve Raack, Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Steve Raack_____
Steve Raack, Director and Chief Executive Officer
Date: April 29, 2025

/s/ Patrick Rolfes_____
Patrick Rolfes, Chairman of the Board of Directors and Treasurer
Date: April 29, 2025

/s/ Ted Angelo_____
Ted Angelo, Director
Date: April 29, 2025

EXHIBIT A

FINANCIAL STATEMENTS FOR FISCAL YEAR 2022, 2023, 2024

PICKLEBALL SUPERSTORE, INC.
CONSOLIDATED BALANCE SHEET - 2022

Balance Sheet

As of December 31, 2022

	TOTAL
▼ ASSETS	
▼ Current Assets	
▸ Bank Accounts	$30,400.37
▸ Accounts Receivable	$33,259.19
▸ Other Current Assets	$180,202.95
Total Current Assets	**$243,862.51**
▸ Fixed Assets	$1,884.32
TOTAL ASSETS	**$245,746.83**
▼ LIABILITIES AND EQUITY	
▼ Liabilities	
▼ Current Liabilities	
▸ Accounts Payable	$18,081.96
▼ Other Current Liabilities	
2100 Short-term loans from shareholders	35,686.84
2200 Sales tax to pay	4,536.66
2210 Federal Income Tax to pay	16,269.00
2220 State Income Tax to pay	7,695.00
Total Other Current Liabilities	**$64,187.50**
Total Current Liabilities	**$82,269.46**
Total Liabilities	**$82,269.46**
▸ Equity	$163,477.37
TOTAL LIABILITIES AND EQUITY	**$245,746.83**

PICKLEBALL SUPERSTORE, INC.
CONDENSED STATEMENT OF OPERATIONS - 2022

Profit and Loss
January - December 2022

		TOTAL
▾ Income		
4001 Sales		401,134.89
Total Income		**$401,134.89**
▸ Cost of Goods Sold		**$227,257.63**
GROSS PROFIT		**$173,877.26**
▸ Expenses		**$110,318.81**
NET OPERATING INCOME		**$63,558.45**
▸ Other Expenses		$471.08
NET OTHER INCOME		**$ -471.08**
NET INCOME		**$63,087.37**

PICKLEBALL SUPERSTORE, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY - 2022

	Common Stock ($0.001 Par)		Common Stock ($5 Par)		Accumulated Surplus	Total Stockholders' Equity
	Shares	Amount	Shares	Amount		
February 1, 2022						
390,000 issued for Founders as signing bonuses	390,000	$390				$ 390
February 16, 2022						
20,000 issued for an individual investor as						
additional paid capital			20,000	$ 100,000		$ 100,000
Net income from inception to December 31, 2022					$ 63,087	$ 63,087
Balance at December 31, 2022	**390,000**	**$ 390**	**20,000**	**$ 100,000**	**$ 63,087**	**$ 163,477**

PICKLEBALL SUPERSTORE, INC.
CONDENSED STATEMENT OF CASH FLOWS - 2022

Statement of Cash Flows
January - December 2022

	TOTAL
▸ OPERATING ACTIVITIES	$ -67,634.23
▸ INVESTING ACTIVITIES	$ -2,355.40
▸ FINANCING ACTIVITIES	$100,390.00
NET CASH INCREASE FOR PERIOD	$30,400.37
CASH AT END OF PERIOD	$30,400.37

PICKLEBALL SUPERSTORE, INC.
CONSOLIDATED BALANCE SHEET - 2023

Balance Sheet

As of December 31, 2023

	TOTAL
▼ ASSETS	
▼ Current Assets	
▸ Bank Accounts	$285,999.98
▸ Accounts Receivable	$15,889.99
▸ Other Current Assets	$162,904.11
Total Current Assets	**$464,794.08**
▸ Fixed Assets	$6,298.58
TOTAL ASSETS	**$471,092.66**
▼ LIABILITIES AND EQUITY	
▼ Liabilities	
▼ Current Liabilities	
▸ Accounts Payable	$12,145.10
▸ Credit Cards	$65,657.90
▸ Other Current Liabilities	$4,731.00
Total Current Liabilities	**$82,534.00**
Total Liabilities	**$82,534.00**
▼ Equity	
3000 Common stock	100,390.00
3100 Additional paid in capital	407,280.00
3300 Retained Earnings	63,087.37
Net Income	-182,198.71
Total Equity	**$388,558.66**
TOTAL LIABILITIES AND EQUITY	**$471,092.66**

PICKLEBALL SUPERSTORE, INC.
CONDENSED STATEMENT OF OPERATIONS - 2023

Profit and Loss

January - December 2023

	TOTAL
▾ Income	
4001 Sales	937,792.44
Discounts given	-60,178.62
Shipping Income	12,359.34
Total Income	**$889,973.16**
▸ Cost of Goods Sold	**$604,849.05**
GROSS PROFIT	**$285,124.11**
▸ Expenses	**$467,322.82**
NET OPERATING INCOME	**$ -182,198.71**
NET INCOME	**$ -182,198.71**

PICKLEBALL SUPERSTORE, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY - 2023

	Common Stock ($0.001 Par)		Common Stock ($5 Par)		Common Stock ($10 Par)		Accumulated Surplus	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount		
February 1, 2022 390,000 issued for Founders as signing bonuses	390,000	$390						$ 390
February 16, 2022 20,000 issued for an individual investor as additional paid capital			20,000	$ 100,000				$ 100,000
Januayr 5, 2023 20,000 issued for an individual investor as additional paid capital			20,000	$ 100,000				$ 100,000
April 4, 2023 20,000 issued for Founder operating the company	20,000	$20						$ 20
May 16, 2023 1,000 issued for a strategic alliance			1,000	$ 5,000				$ 5,000
May 22, 2023 1,000 issued for a strategic alliance			1,000	$ 5,000				$ 5,000
June 6, 2023 1,000 issued for a strategic alliance			1,000	$ 5,000				$ 5,000
June 27, 2023 1,000 issued for a strategic alliance			5,000	$ 25,000				$ 25,000
August 5, 2023 1,000 issued for a strategic alliance			1,000	$ 5,000				$ 5,000
November 21, 2023 25,725 issued for a Reg CF Offering					25,725	$ 257,250		$ 257,250
November 27, 2023 1,000 issued for a strategic alliance			1,000	$ 5,000				$ 5,000
November 27, 2023 10,000 issued for Founder operating the company	10,000	$10						$ 10
Retained Earnings							$ 63,087	$ 63,087
Net income from inception to December 31, 2023							$ (182,199)	$ (182,199)
Balance at December 31, 2023	**420,000**	**$ 420**	**50,000**	**$ 250,000**	**25,725**	**$ 257,250**	**(119,111)**	**$ 388,559**

PICKLEBALL SUPERSTORE, INC.
CONDENSED STATEMENT OF CASH FLOWS - 2023

Statement of Cash Flows
January - December 2023

	TOTAL
▸ OPERATING ACTIVITIES	$ -147,266.13
▸ INVESTING ACTIVITIES	$ -4,414.26
▸ FINANCING ACTIVITIES	$407,280.00
NET CASH INCREASE FOR PERIOD	$255,599.61
Cash at beginning of period	30,400.37
CASH AT END OF PERIOD	$285,999.98

PICKLEBALL SUPERSTORE, INC.
CONSOLIDATED BALANCE SHEET - 2024

Balance Sheet

Pickleball Superstore, Inc.
As of December 31, 2024

Account	Total
Assets	
Current Assets	
Bank Accounts	$112,839.32
Accounts Receivable	$4,223.57
Other Current Assets	$93,764.00
Total for Current Assets	$210,826.89
Fixed Assets	$3,590.72
Other Assets	-
Total for Assets	$214,417.61
Liabilities and Equity	
Liabilities	$123,006.93
Equity	$91,410.68
Total for Liabilities and Equity	$214,417.61

PICKLEBALL SUPERSTORE, INC.
CONDENSED STATEMENT OF OPERATIONS - 2024

Profit and Loss

Pickleball Superstore, Inc.

January-December, 2024

Account	Total
> Income	$1,100,230.53
> Cost of Goods Sold	$692,380.17
Gross Profit	$407,850.36
> Expenses	$690,582.95
Net Operating Income	-$282,732.59
Other Income	–
> Other Expenses	$1,353.93
Net Other Income	-$1,353.93
Net Income	-$284,086.52

PICKLEBALL SUPERSTORE, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY - 2024

	Common Stock ($0.001 Par)		Common Stock ($5 Par)		Common Stock ($10 Par)		Accumulated Surplus	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount		
February 1, 2022 390,000 issued for Founders as signing bonuses	390,000	$390						$ 390
February 16, 2022 20,000 issued for an individual investor as additional paid capital			20,000	$ 100,000				$ 100,000
Januayr 5, 2023 20,000 issued for an individual investor as additional paid capital			20,000	$ 100,000				$ 100,000
April 4, 2023 20,000 issued for Founder operating the company	20,000	$20						$ 20
May 16, 2023 1,000 issued for a strategic alliance			1,000	$ 5,000				$ 5,000
May 22, 2023 1,000 issued for a strategic alliance			1,000	$ 5,000				$ 5,000
June 6, 2023 1,000 issued for a strategic alliance			1,000	$ 5,000				$ 5,000
June 27, 2023 1,000 issued for a strategic alliance			5,000	$ 25,000				$ 25,000
August 5, 2023 1,000 issued for a strategic alliance			1,000	$ 5,000				$ 5,000
November 21, 2023 25,725 issued for a Reg CF Offering					25,725	$ 257,250		$ 257,250
November 27, 2023 1,000 issued for a strategic alliance			1,000	$ 5,000				$ 5,000
November 27, 2023 10,000 issued for Founder operating the company	10,000	$10						$ 10
Retained Earnings							$ 63,087	$ 63,087
Net income from inception to December 31, 2024							$ (284,086)	$ (284,086)
Balance at December 31, 2023	420,000	$ 420	50,000	$ 250,000	25,725	$ 257,250	(220,999)	$ 286,671

PICKLEBALL SUPERSTORE, INC.
CONDENSED STATEMENT OF CASH FLOWS - 2024

Pickleball Superstore, Inc.

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-284,086.52
Adjustments to reconcile Net Income to Net Cash provided by op...	**114,292.33**
Net cash provided by operating activities	**$ -169,794.19**
FINANCING ACTIVITIES	**$ -3,366.47**
NET CASH INCREASE FOR PERIOD	**$ -173,160.66**
Cash at beginning of period	285,999.98
CASH AT END OF PERIOD	**$112,839.32**

PICKLEBALL SUPERSTORE, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statement presented in this report is of Pickleball Superstore, Inc. The Company maintains its accounting records on accrual basis in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). This financial statement is presented in United States dollars. The accompanying financial statement has been prepared in accordance with U.S. GAAP. All adjustments which are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods have been made and are of a recurring nature unless otherwise disclosed herein.

Organization

The Company was incorporated on February 1, 2022, under the laws of the State of California, as Pickleball Superstore, Inc.

Nature of operations

The Company was formed to market and sell pickleball gear, including pickleball paddles, pickleball balls, pickleball bags, pickleball shoes and other pickleball products.

Year-end

The Company's year-end is December 31.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Going Concern

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America, and have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company has an accumulated deficit of -$284,086 as of December 31, 2024 and an ending Cash Balance of $112,839.

Cash and cash equivalents

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, are cash and cash equivalents. Cash and cash equivalents include cash in hand and cash in time deposits, certificates of deposits and all highly liquid debt instruments with original maturities of three months or less.

Revenue recognition

The Company recognizes revenue in accordance with generally accepted accounting principles as outlined in the Financial Accounting Standard Board's ("FASB") Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, which consists of five steps to evaluating contracts with customers for revenue recognition: (i) identify the contract with the customer; (ii) identity the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price; and (v) recognize revenue when or as the entity satisfied a performance obligation.

Revenue recognition occurs at the time we satisfy a performance obligation to our customers, when control transfers to customers, provided there are no material remaining performance obligations required of the Company or any matters of customer acceptance. We only record revenue when collectability is probable.

Income Taxes

The Company accounts for income taxes under an asset and liability approach. This process involves calculating the temporary and permanent differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The temporary differences result in deferred tax assets and liabilities, which would be recorded on the Company's consolidated balance sheets in accordance with ASC 740, which established financial accounting and reporting standards for the effect of income taxes. The Company must assess the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent the Company believes that recovery is not likely, the Company must establish a valuation allowance. Changes in the Company's valuation allowance in a period are recorded through the income tax provision on the consolidated statements of operations.

ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return.

Under ASC 740-10, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740-10 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Earnings per Share

Basic income (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period.

NOTE 2 - SHAREHOLDERS' EQUITY

The Company is authorized to issue 1,000,000 shares of its $0.001 par value Common Stock.

On February 1, 2022, the Company issued 390,000 shares of Common Stock to its Founders as signing bonuses.

On February 16, 2022, the Company received paid-in capital of $100,000 from an individual investor. This investment was for 20,000 shares of Common Stock.

On January 5, 2023, the Company accepted a private investment from an individual investor. This investor committed to a $100,000 total investment commitment to be paid prior to May 31, 2023. $50,000 of that investment was deposited on January 5, 2023. $20,000 of that investment was deposited on March 7, 2023. $20,000 of that deposit was deposited on April 6, 2023. $10,000 of that deposit was deposited on May 5, 2023. This investment was for 20,000 shares of Common Stock.

On April 4, 2023, 20,000 shares of Common Stock were issued to one Founder based on 2022 business operations performance per an Agreement signed on February 1, 2022.

On May 16, 2023, the Company issued 1,000 shares of Common Stock at $5 per share to a strategic business alliance which has the ability to earn 4,000 more shares of Common Stock if performance criteria are successfully achieved. On May 22, 2023, the Company issued 1,000 shares of Common Stock at $5 per share to a strategic business alliance which has the ability to earn 25,000 more shares of Common Stock if performance criteria are successfully achieved. On June 6, 2023, the Company issued 1,000 shares of Common Stock at $5 per share to a strategic business alliance which has the ability to earn 29,000 more shares of Common Stock if performance criteria are successfully achieved. On June 27, 2023, the Company issued 5,000 shares of Common Stock at $5 per share to a strategic business alliance which has the ability to earn 51,000 more shares of Common Stock if performance criteria are successfully achieved.

On July 26, 2023, the Company filed their first Form C for a RegCF Offering. This RegCF Offering was closed on November 21, 2023, raising $246,950 with an associated 25,725 shares of Common Stock issued, including bonus shares per the Offering. Bonus Shares were issued to individuals who invested $2,500 or more in the RegCF Offering. For additional information, view the associated Form C for that RegCF Offering using the following URL: https://www.sec.gov/Archives/edgar/data/1979812/000139390523000291/0001393905-23-000291-index.html

On June 6, 2023, the Company issued 1,000 shares of Common Stock at $10 per share and on November 27, 2023 the Company issued another 1,000 shares of Common Stock at $10 per share to a strategic business alliance to help with marketing assets such as branded videos and other content. The strategic business alliance has the ability to earn up to 500 additional shares of Common Stock at $10 per share for the approved delivery of additional branded videos and other content.

On November 27, 2023, 10,000 shares of Common Stock were issued to one Founder based on 2023 business operations performance per an Agreement signed on February 1, 2022.

NOTE 3 - SUBSEQUENT EVENTS

In accordance with ASC 855-10, the Company has analyzed its operations subsequent to December 31, 2024, to the date these financial statements were issued, and there were no other material subsequent events to disclose in these financial statements, as noted.